UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of August 2007

_______________________

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release dated August 13, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED By: /s/ Mark Du Name: Mark Du Title: Chief Financial Officer

Dated:  August 16, 2007

Exhibit No	Description

1.	Press release dated August 13, 2007.

Jinpan International Reports Second Quarter 2007 Results
Company Reports 2Q07 Revenues of $32.1 Million; Diluted EPS of $0.50
– Raises 2007 Net Income Growth Expectations –

ENGLEWOOD CLIFFS, N.J., Aug. 13 — Jinpan International Ltd (Amex: JST — News), a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced consolidated financial results for the second quarter ended June 30, 2007. Comparison data with the second quarter of last year is not available as the company did not report quarterly results prior to June 30, 2006.

Highlights for the Second Quarter Ended June 30, 2007

        — Total sales for the second quarter were USD $ 32.1 million. The sales contribution reflects orders for cast resin transformers in China as well as growing international sales, primarily to the U.S.

        — Revenues derived from customers in China represented approximately 95% of revenues in the second quarter while shipments to U.S. customers generated the remaining 5% of the revenue total. Through the first six months of 2007, U.S. sales have already surpassed the Company’s total U.S. sales for 2006.

        — Gross profit in the second quarter was $10.7 million. Gross margin as a percent of revenue was 33.3% Gross margin primarily reflects stable pricing and lower material costs associated with growing sales of the company’s new electricity transformer model supplied to customers in China.

        — Selling, general and administrative expenses in the second quarter were $5.4 million, or 17% of sales. Second quarter operating profit was $5.2 million, or 16% of sales.

        — Net income for the second quarter was $4.1 million, or $0.50 per diluted share.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan commented, “We are very pleased with our second quarter performance which reflects strong customer demand in China as well as growing international revenues. The Chinese economy continues to grow at a healthy pace. As a result, there is increased development of power infrastructure projects in both urban and rural areas. As one of the largest manufacturers and distributors of cast resin transformers in China, we are well positioned to benefit from overall demand.

We are particularly proud of the sales and margin performance of our new cast resin transformer product, which is available to our customer base in China. This product contains non-conventional materials in the design which results in lower material cost, quality performance and improved margins for our business. This product highlights the strength of our engineering and design team and enhances our competitive position in the marketplace.”

Financial Outlook for 2007

For the full 2007 fiscal year, the Company anticipates revenue of approximately $115 million, a 40% increase compared to 2006 revenue of $82.3 million. Due to the seasonal nature of order shipments, the second half of the fiscal year is generally a stronger period for the company compared to the first half. The Company anticipates net income to be in the range of $12.4 to 12.8 million, or $1.53 to $1.58 per diluted share, which is a 65% to 70% increase compared to 2006 net income of $7.5 million, or $1.12 per diluted share. Updated 2007 net income growth of 65%-70% compares to prior net income growth of 55%-60% issued by the Company on April 2, 2007. This increase is largely a result of greater than expected gross margin due to the sales mix of the Company’s new designed transformers, which generally have lower material production costs.

The Company’s fiscal 2007 diluted EPS guidance is based on an estimated average diluted share count of 8.1 million shares for the full year, which is an increase of approximately 1.4 million shares from its fiscal 2006 diluted share count of 6.7 million shares, due to its secondary offering completed in December 2006.

Mr. Li continued, “As we look to the second half of 2007, we expect that overall demand for our cast resin transformers will remain strong due to continued economic growth and infrastructure development in China. We also anticipate further upside to our U.S. business as we generate additional interest for orders, which is a direct result of the UL product certification we received earlier this year. We are operating near full capacity and our current backlog is very healthy. In order to fulfill future product orders, we remain focused on the completion of our new Wuhan manufacturing facility which will allow us to increase our current capacity by nearly 50%. We expect to complete construction by the end of the year and believe this new, state- of-the-art facility will be fully operational by January 2008.”

“Our products are well suited to meet the growing demands for electricity in China and abroad due to their product quality and reliability, competitive pricing, energy efficiency and functionality, and environmental and safety characteristics. Overall, we are comfortable with our position in the market and feel very strongly that we will continue to maintain strong growth and improve profitability as electricity demand increases in our target markets, concluded Li.”

Financial Results for Six Months of 2007

        — For the six month period ending June 30, 2007, total sales increased 40% to $48.3 million compared to $34.6 million in the prior six month period last year.

        — Gross profit increased to $15.4 million compared to $9.7 million in the prior year period. Gross margin increased 390 basis points to 31.9% from 28.0% in the prior year period.

        — Selling, general and administrative expenses in the for the first six months of 2007 were $8.4 million, or 17.4% of sales, compared to $5.7 million, or 16.5% of sales, in the prior year period. This increase was a result of hiring and training of additional manufacturing workers for the new Wuhan facility. Operating profit for the first six months of 2007 increased 75.3% to $7.0 million compared to $4.0 million in the prior year period. Six month operating margin increased 290 basis points to 14.5% compared to 11.6% in the prior year period.

        — Net income for the first six months of 2007 was $5.7 million, or $0.70 per diluted share, compared to $2.7 million, or $0.40 per diluted share in the prior year period.

About Jinpan International Ltd

Jinpan International Ltd. (Amex: JST — News) designs, manufactures, and distributes cast resin transformers for voltage distribution equipment in China and other various countries around the world. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO1401 certification of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey.

Safe Harbor Provision

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company’s periodic filings with the Securities and Exchange Commission.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income (unaudited)
For the Three and Six Month Periods Ended June 30, 2007

(In thousands, except per share data)	Three months ended June 30 2007 US$	Six months ended June 30 2007 US$	Six months ended June 30 2006 US$
Net sales	32,056	48,289	34,580
Cost of Goods Sold	(21,386)	(32,869)	(24,881)
Gross Margin	10,670	15,420	9,699
Operating Expenses
Selling and administrative	(5,463)	(8,418)	(5,705)
Operating income	5,207	7,002	3,994
Interest Expenses	(188)	(246)	(156)
Other Income	6	194	9
Income before income taxes	5,025	6,950	3,847
Income taxes	(933)	(1,258)	(620)
Income before minority interest	4,092	5,692	3,227
Minority Interest	-	-	(536)
Net income	4,092	5,692	2,691
Earnings per share
-Basic	US$0.51	US$0.71	US$0.41
-Diluted	US$0.50	US$0.70	US$0.40
Weighted average number of shares
-Basic	7,971,336	7,971,336	6,549,144
-Diluted	8,083,467	8,083,467	6,651,166

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets (unaudited)
As of June 30, 2007

	June 30 2007 US$	June 30 2006 US$

Assets Current assets: Cash and cash equivalents	15,361	5,010

Investment available for sales	683	164
Accounts receivable, net	35,728	25,178
Inventories	19,281	15,009
Prepaid expenses	4,112	2,848
Other receivables	3,231	920

Total current assets	78,396	49,129

Property, plant and equipment, net	4,444	4,182
Construction in progress	3,408	714
Deferred tax assets	102	104

Total assets	86,350	54,129

Liabilities and Shareholders' Equity
Current liabilities:

Short term bank loans	6,355	2,448
Accounts payable	3,535	2,072
Income tax	953	356
Advance from customers	5,065	5,260
Other Payable	13,381	8,598

Total current liabilities	29,289	18,734

Minority interest	-	939

Shareholders' equity:

Common stock, US$0.009 par value:
Authorized shares - 20,000,000
Issued and outstanding shares -
8,186,617 in 2007 and 6,791,246 in 2006	73	60
Convertible preferred stock, US$0.009 par value:
Authorized shares - 1,000,000
Issued and outstanding shares -
6,111 in 2007 and 2006	-
Additional paid-in capital	23,556	10,767
Reserves	3,595	2,647
Retained earnings	29,528	21,292

Accumulated other comprehensive income	1,127	513
	57,879	35,279
Less: Treasure shares at cost, common stock -
206,470 in 2007 and 208,470 in 2006	(818)	(823)

Total shareholders' equity	57,061	34,456

Total liabilities and shareholders' equity	86,350	54,129

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2007(Unaudited)

	Six months ended June 30 2007	Six months ended June 30 2006
Operating activities
Net income	5,692	2,692
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	545	401
Provision for Doubtful Debt	67	-
Loss/(Gain) on disposal of fixed assets	(13)	-
Minority interest	-	536
Changes in operating assets and liabilities
Accounts receivable	(10,060)	(2,027)
Notes receivable	(546)	(876)
Inventories	(487)	(1,579)
Prepaid expenses	578	(631)
Other receivables	(991)	63
Accounts payable	(2,718)	(920)
Note Payable	(1,037)	-
Income tax	360	355
Advance from customers	1,368	1,950
Other liabilities	3,918	1,176
Net cash provided by/(used in) operating activities	(3,324)	1,140
Investing activities
Purchases of property, plant and equipment	(815)	(619)
Proceeds from sales of property, plant and equipment	40	-
Payment for construction in progress	(1,675)	(368)
Purchase of available-for -sales securities	(489)	-
Net cash provided by (used in) investing activities	(2,939)	(987)
Financing activities
Proceeds from bank loan	3,575	7,426
Repayment of bank loan	(3,274)	(9,500)
Acquisition of treasury stock	-	-
Proceeds from exercise of stock options	27	193
Decrease in dividend payable to minority
shareholders	(1,084)	(373)
Acquired minority interest	(11,000)	-
Dividends paid	(964)	(794)
Net cash provided by/(used in) financing activities	(12,720)	(3,048)
Effect of exchange rate changes on cash	229	48
Net increase/(decrease) in cash and cash equivalents	(18,754)	(2,847)
Cash and cash equivalents at beginning of year	34,115	7,857
Cash and cash equivalents at end of year	15,361	5,010
Interest paid	193	144
Income taxes paid	906	197